CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 23, 2012


VIA EDGAR CORRESPONDENCE

Sally Samuel
Senior Counsel, Office of Insurance Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


   Re:               First Trust Variable Insurance Trust
                       (File Nos. 333-178767, 811-22652)


Dear Ms. Samuel:

      This letter responds to your comments regarding Amendment Nos. 1 and 2 to the registration statement filed on Form N-1A for First Trust Variable Insurance Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") on April 11, 2012 and April 13, 2012, respectively. The amendments filed on April 11, 2012 and April 13, 2012 are regarding the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "Fund"). Your comments regarding this Fund were communicated to us via telephone on April 18, 2012. This letter serves to respond to your comments and accompanies Post-Effective Amendment No. 3 to the Trust's registration statement, filed on April 23, 2012 (the "Amendment"). The Amendment is accompanied by an acceleration request that seeks effectiveness as soon as practicable tomorrow, April 24, 2012.

         COMMENT 1

      Confirm whether or not the Fund will invest in sub-prime residential mortgage loans as part of its principal investment strategy.

         RESPONSE TO COMMENT 1

      The Fund will not invest in sub-prime residential mortgage loans as part of its principal investment strategy.

         COMMENT 2

      Include the length of service with the Fund of each member of the Investment Committee.

         RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

         COMMENT 3

      Include the relevant section name in each cross-reference to the statement of additional information contained in the prospectus.

         RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

         COMMENT 4

      Revise the disclosure in the prospectus regarding derivatives to include a discussion of the use of segregated assets.

         RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

         COMMENT 5

      Revise the disclosure in the prospectus regarding the Fund's market timing policy to comply with the requirements of Form N-1A.

         RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

         COMMENT 6

      Revise the disclosure in the statement of additional information regarding the Fund's borrowing limitations under the Investment Company Act of 1940.

         RESPONSE TO COMMENT 6

      The statement of additional information has been revised in accordance with this comment.

         COMMENT 7

      Revise the disclosure in the statement of additional information regarding action to be taken by the Board of Trustees should the Fund's investment in illiquid securities exceed 15% of net assets.

         RESPONSE TO COMMENT 7

      The statement of additional information has been revised in accordance with this comment.

         COMMENT 8

      Revise the management table to reflect the age of each trustee and officer of the Fund.

         RESPONSE TO COMMENT 8

      The statement of additional information has been revised in accordance with this comment.

         COMMENT 9

      Revise the disclosure in the statement of additional information regarding the Fund's market timing policy to comply with the requirements of Form N-1A.

         RESPONSE TO COMMENT 9

      The statement of addition information has been revised in accordance with this comment.

         COMMENT 10

      Revise the disclosure in the statement of additional information regarding the disclosure of portfolio holdings to appropriately reflect the parties subject to the policy.

         RESPONSE TO COMMENT 10

      The statement of addition information has been revised in accordance with this comment.

         COMMENT 11

      Include all executed agreements relating to the Fund as exhibits to the Amendment.

         RESPONSE TO COMMENT 11

      Executed versions of all agreements relating to the Fund have been included as exhibits to the Amendment.


                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        ------------------------
                                                         Morrison C. Warren